Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147362
PROSPECTUS
950,000 Shares
Common Stock

     The stockholders of Kona Grill, Inc. listed in this prospectus are offering for sale up to 950,000 shares of common stock.
     We expect that sales made pursuant to this prospectus will be made
•	in broker’s transactions;

•	in block trades on the Nasdaq Global Market;

•	in transactions directly with market makers; or

•	in privately negotiated sales or otherwise.
     We will not receive any of the proceeds of sales by the selling stockholders. We will pay the expenses incurred to register the shares for resale, but the selling stockholders will pay any underwriting discounts, concessions, or brokerage commissions associated with the sale of their shares of common stock.
     The selling stockholders will determine when they will sell their shares, and in all cases they will sell their shares at the current market price or at negotiated prices at the time of the sale. Securities laws and SEC regulations may require the selling stockholders to deliver this prospectus to purchasers when they resell their shares of common stock.
     Our common stock is traded on the Nasdaq Global Market under the symbol “KONA.” On November 26, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $15.50 per share.

     See “Risk Factors,” on page 3, for a discussion of certain risk factors that should be considered by prospective purchasers of our common stock offered under this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 28, 2007

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering.
•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2007;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2007;

•	Proxy Statement dated March 19, 2007;

•	Current Report on Form 8-K filed May 1, 2007;

•	Current Report on Form 8-K filed May 21, 2007;

•	Current Report on Form 8-K filed May 29, 2007;

•	Current Report on Form 8-K filed July 31, 2007;

•	Current Report on Form 8-K filed October 30, 2007;

•	Current Report on Form 8-K filed November 5, 2007;

•	Current Report on Form 8-K filed November 6, 2007; and

•	The description of our common stock contained in our registration statement on Form 8-A (Registration No. 000-51491) filed on August 11, 2005, including any amendments or reports filed for the purpose of updating that description.
     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus, except as so modified or superseded.
     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been incorporated by reference in this prospectus. You may request a copy of this information by writing or telephoning our corporate secretary at the following address and number: Kona Grill, Inc., 7150 East Camelback Road, Scottsdale, Arizona 85251, telephone (480) 922-8100.

i

PROSPECTUS SUMMARY
     The following summary does not contain all of the information that may be important to purchasers of our common stock. Prospective purchasers of common stock should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus.
The Company
Overview
     Kona Grill restaurants offer freshly prepared food, personalized service, and a contemporary ambiance that create an exceptional, yet affordable dining experience that we believe exceeds many traditional casual dining restaurants with whom we compete. Our high-volume upscale casual restaurants feature a diverse selection of mainstream American dishes as well as a variety of appetizers and entrees with an international influence, including an extensive selection of sushi items. Our menu items also incorporate over 40 signature sauces and dressings that we make from scratch, creating broad based appeal for the lifestyle and taste trends of a diverse group of guests, including everyday diners, couples, larger social groups, families, singles, and empty-nesters as well as special occasion customers. Our menu is standardized for all of our restaurants allowing us to deliver consistent, high quality meals.
     Our restaurants accommodate approximately 275 guests and are comprised of multiple dining areas that incorporate modern design elements to create an upscale ambiance that reinforces our high standards of food and service. Our main dining area, full-service bar, outdoor patio, and sushi bar provide a choice of atmospheres and a variety of environments designed to appeal and encourage repeat visits with regular guests. We locate our restaurants in high-activity areas such as retail centers, shopping malls, urban power dining locations, lifestyle centers, and entertainment centers that are situated near commercial office space and residential housing to attract guests throughout the day. Our restaurants are designed to satisfy our guests’ dining preferences during lunch, dinner, and non-peak periods such as late afternoon and late night.
     We believe that our vast array of offerings and generous portions combined with an estimated average check per guest during 2006 of approximately $22 offers our guests an attractive price-value proposition. This value proposition, coupled with our multiple day-part model and exceptional service, have created an attractive dining experience. Furthermore, our restaurant model provides us with considerable growth opportunities to develop the Kona Grill concept nationwide.
Our Competitive Strengths
     We believe that the key strengths of our business include the following:
•	Innovative Menu Selections with Mainstream Appeal. We offer a freshly prepared menu that combines a diverse selection of mainstream American selections as well as a variety of appetizers and entrees with an international influence, and award-winning sushi to appeal to a wide range of tastes, preferences, and price points. We prepare our dishes from original recipes with generous portions and creative and appealing presentations that adhere to standards that we believe are much closer to fine dining than typical casual dining.

•	Distinctive Upscale Casual Dining Experience. Our upscale casual dining concept captures some of the best elements of fine dining including a variety of exceptional food, impeccable service, and an extensive wine and drink list, and combines them with more casual qualities, like a broad menu with attractive price points and a choice of environments to fit any dining occasion, enabling us to attract a broad guest demographic. Our innovative menu, personalized service, and contemporary restaurant design blend together to create our upscale casual dining experience.

•	Personalized Guest Service. Our commitment to provide prompt, friendly, and efficient service enhances our food, reinforces our upscale ambiance, and helps distinguish us from other traditional casual dining restaurants.

•	Multiple Daypart Model. Our appetizers, pizzas, entrees, and sushi offerings provide a flexible selection of items that can be ordered individually or shared by our guests, allowing them to dine with us during traditional lunch and dinner meal periods as well as in between customary dining periods such as in the late afternoon and late night.

•	Attractive Unit Economics. During 2006, the average unit volume of our nine restaurants open for at least 12 months was $4.8 million, or $678 per square foot. We believe our high average unit volume helps us attract high-quality employees, leverage our fixed costs, and makes us a desirable tenant for landlords. We expect the average cash investment for our new restaurants to be approximately $2.5 million, net of landlord tenant improvement allowances and excluding preopening expense. Our restaurant cash flow provides us the prospect of strong financial returns on this investment.
Growth Strategy
     We believe that there are significant opportunities to grow our sales, our concept, and our brand throughout the United States. The following sets forth the key elements of our growth strategy.
•	Pursue disciplined new restaurant growth. We adhere to a disciplined site selection process and intend to continue expanding Kona Grill restaurants in both new and existing markets that meet our demographic, site location, and return on investment criteria. Over the next several years, we plan to open the majority of our restaurants in new markets to continue to build awareness of our concept and to establish Kona Grill as a national upscale casual brand.

•	Grow existing restaurant sales. Our goal for existing restaurants is to improve our unit volumes through ongoing local marketing efforts designed to generate awareness and trial of our concept and increase the frequency of guest visits.

•	Leverage depth of existing corporate infrastructure. As we continue to realize the benefits of our growth, we believe that we will be able to leverage our investments in corporate infrastructure and generate improving financial results as our sales increase.
November 2007 Private Offering
     During November 2007, we completed a private offering of 650,000 shares of our common stock. We received gross proceeds of approximately $10.6 million from the offering and plan to use the net proceeds of the private offering to fund new restaurant development and for general corporate purposes. We issued shares of our common stock at a purchase price of $16.25 per share in the private offering to the selling stockholders listed on page 4 of this prospectus (except for William Blair & Company L.L.C.), all of whom were accredited investors. We are registering for resale all of the 650,000 shares that were sold in the private offering to the selling stockholders, as well as 300,000 shares held by William Blair & Company L.L.C. that were subject to registration rights.
Our Offices
     We maintain our principal executive offices at 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251. Our telephone number is (480) 922-8100.
The Offering

Common Stock offered by the selling stockholders	950,000 shares

Use of proceeds	We will not receive any of the proceeds of sales of common stock by the selling stockholders.

Nasdaq Global Market Symbol	KONA

RISK FACTORS
     Investing in our common stock involves a high degree of risk. Please see the risk factors described in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus, or any future filings made by us with the SEC and incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements and information contained in this prospectus and the documents incorporated by reference in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete; and other statements contained in this prospectus and the documents incorporated by reference into this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under “Risk Factors” and included in our latest annual report or other reports filed from time to time with the SEC, which include the following:
•	the limited history for evaluating our company;

•	our history of losses and expectation of further losses;

•	our limited number of existing restaurants;

•	the effect of growth on our infrastructure, resources, and existing restaurants;

•	our ability to expand our operations in both new and existing markets;

•	the impact of supply shortages and food costs in general;

•	our ability to protect our trademarks and other proprietary information;

•	our ability to raise capital;

•	our ability to fully utilize and retain new executives;

•	negative publicity surrounding our restaurants or the consumption of our food products in general;

•	a decline in visitors to activity centers surrounding our restaurants;

•	the impact of federal, state, or local government regulations;

•	the impact of litigation;

•	labor shortages or increases in labor costs; and

•	economic and political conditions generally.
USE OF PROCEEDS
     We will not receive any of the proceeds from sales of shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS
     During November 2007, we completed a private offering of 650,000 shares of our common stock. We received gross proceeds of approximately $10.6 million from the offering and plan to use the net proceeds of the private offering to fund new restaurant development and for general corporate purposes. We issued shares of our common stock at a purchase price of $16.25 per share in the private offering to the selling stockholders set forth below (except for William Blair & Company L.L.C.), all of whom were accredited investors. We are registering for resale all of the 650,000 shares that were sold in the private offering to the selling stockholders, as well as 300,000 shares held by William Blair & Company L.L.C. that were subject to registration rights. The shares covered by this prospectus may be offered from time to time by the selling stockholders. The selling stockholders may sell all, some, or none of their shares in this offering. See “Plan of Distribution.”
     In connection with this offering, we will pay the expenses incident to this registration, including the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and related fees and disbursements of our counsel and auditors, but the selling stockholders will pay any selling commissions and similar expenses relating to the sale of the shares. In addition, we have agreed to indemnify the selling stockholders, and certain affiliated parties, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, in connection with this offering. The selling stockholders have agreed to indemnify us and our directors and officers, as well as any person that controls us, against certain liabilities, including certain liabilities under the Securities Act.
     The following table sets forth (1) the name of each of the selling stockholders, (2) the number of shares of common stock beneficially owned by each such selling stockholder that may be offered for the account of such selling stockholder under this prospectus, and (3) the number of shares of common stock beneficially owned by each such selling stockholder upon completion of this offering. Such information was obtained from the selling stockholders but has not been independently verified by us. The term “selling stockholder” includes the persons listed below and their respective transferees, pledgees, donees, or other successors. Unless otherwise indicated, none of the selling stockholders have had any material relationship with us during the past three years.

	Shares Beneficially			Shares Beneficially
	Owned Prior to		Shares Being	Owned After
Name of	Offering (1)		Registered	Offering (1)(2)
Beneficial Owner	Number	Percent	for Sale (2)	Number	Percent
William Blair & Company, L.L.C. (3)	855,378	13.1%	300,000	555,378	8.5%
Capital Ventures International (4)	200,000	3.1	200,000	—	—
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Micro Cap Equity Portfolio (nominee: Finwell & Co.) (5)	153,300	2.3	97,000	56,300	*
Blackwell Partners, LLC	190,100	2.9	77,000	113,100	1.7
Outpoint Offshore Fund, Ltd.	122,146	1.9	60,000	62,146	*
Dover Capital Management I LLC	50,000	*	50,000	—	—
Eagle Select Fund Limited	56,570	*	40,498	16,072	*
Hudson Bay Overseas Fund Ltd.	28,500	*	28,500	—	—
Brightleaf Partners L.P.	56,500	*	23,000	33,500	*
Global Growth Partners LP	30,763	*	22,227	8,536	*
Hudson Bay Fund LP	21,500	*	21,500	—	—
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Micro Cap Equity Portfolio (nominee: Finwell & Co.) (5)	20,200	*	13,000	7,200	*
Robert Birch	15,321	*	9,038	6,283	*
Alternative Investment Management Limited	8,762	*	6,289	2,473	*
Glen Tomlinson	2,784	*	1,948	836	*

*Less than 1%

(1)	Except as otherwise indicated, each selling stockholder named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by it. The percentages shown are calculated based on 6,546,576 shares of common stock outstanding on November 12, 2007. The numbers and percentages shown include the shares of common stock actually owned as of November 12, 2007. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of November 12, 2007 upon the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

(2)	We have no assurance that the selling stockholders will sell any of the securities being registered hereby.

(3)	Based on the statement on Schedule 13G filed with the Securities and Exchange Commission on January 17, 2007, William Blair & Company, L.L.C. has sole voting and dispositive power over 855,378 shares of common stock. The address of William Blair & Company, L.L.C. is 222 W. Adams Street, Chicago, IL 60606.

(4)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. CVI is affiliated with one or more registered broker-dealers. CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

(5)	Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its clients’ accounts.

PLAN OF DISTRIBUTION
     Each selling stockholder and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions, and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer, or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus supplementing or amending the list of selling stockholders to include the pledgee, transferee, or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus supplementing or amending the list of selling stockholders to include the pledgee, transferee, or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act.
     The selling stockholders have advised us that they have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.
     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS
     The validity of the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. As of November 12, 2007, certain shareholders of that firm beneficially owned 20,000 shares of our common stock.
EXPERTS
     The consolidated financial statements of Kona Grill, Inc. appearing in Kona Grill, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed with the SEC, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules as well as to the information incorporated by reference in this prospectus.
     Anyone may inspect a copy of the registration statement and our other filings without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement and our other filings may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants like Kona Grill that file electronically with the SEC.
     Our executive offices are located at 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251, and our telephone number is (480) 922-8100. Our website is located at www.konagrill.com. Through our website, we make available free of charge our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available as soon as reasonably practicable after we electronically file these reports with the Securities and Exchange Commission. We also post on our website the charters of our Audit, Compensation, and Nominating Committees; our Code of Business Conduct and Ethics, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy from our corporate secretary at our principal executive offices.

We have not authorized any person to give any information or to make any representation not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by or on behalf of us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares covered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. The information in this prospectus is current as of its date. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, imply that there has been no change in the affairs of our company or that the information contained in this prospectus is correct as of any subsequent date.

950,000 Shares
Common Stock

PROSPECTUS

November 28, 2007